

July 18, 2014

<u>**Via Email**</u>
Steven Wolosky, Esq.
Olshan Frome & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: Darden Restaurants, Inc.
**   Additional Soliciting Materials filed on Schedule 14A**
**   Filed by Starboard Value and Opportunity Master Fund Ltd. , et al**
**   Filed on July 15, 2014**
**   File No. 1-13666**

Dear Mr. Wolosky:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Also, we note that providing a basis for an opinion does not obviate the need to characterize a statement as an opinion as distinguished from factual assertions. For example, in future filings, please characterize as your opinion the statements you make with respect to the following non-exclusive list of assertions:

- "…Darden announced that it had signed an agreement to sell Red Lobster's business…in a transaction that…*destroyed substantial shareholder* value…"(emphasis added)
- "[t]his relative performance *represents a destruction* of over $1 billion in total shareholder value…"(emphasis added); and,
- "…as predicted, substantial value has been destroyed…"

2.   Please refer to disclosure regarding the "readily apparent opportunity for improvement in Red Lobster's earnings…" It is not sufficiently clear from the March 31, 2014 presentation that there were readily apparent earnings improvement opportunities for Red Lobster or that such opportunities were approximately $1 billion, which your disclosure seems to imply. Please provide support for your assertions and advise.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

-   the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions